U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

|_| Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person*

     Banque Nationale de Paris
     16, Boulevard des Italiens
     75009, Paris, France

2.   Issuer Name and Ticker or Trading Symbol

     BancWest Corporation (BWE)

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     94-1677765

4.   Statement for Month/Year

     January 2000

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     |_|  Director                                    |X|  10% Owner
     |_|  Officer (give title below)                  |_|  Other (specify below)

7.   Individual or Joint/Group Filing (Check applicable line)

     |X| Form filed by one Reporting Person
     |_| Form filed by more than one Reporting Person

--------------
* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of     2. Transaction  3. Transaction Code  4. Securities Acquired (A) or   5. Amount of    6. Ownership Form 7. Nature of
   Security        Date            (Instr. 8)           Disposed of (D)                 Securities      Direct (D) or     Indirect
   (Instr. 3)      (Month/Day/                          (Instr. 3, 4 and 5)             Beneficially    Indirect (I)      Beneficial
                   Year)                                                                Owned at End    (Instr. 4)        Ownership
                                                                                        of Month                          (Instr. 4)
                                                                                        (Instr. 3
                                   Code           V    Amount    (A) or (D)   Price     and 4)






----------------------
Explanation of responses:

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2. Conversion 3. Transaction   4. Transaction  5. Number of        6. Date Exercisable    7. Title and Amount
   Derivative      or            Date             Code (Instr.    Derivative          and Expiration         of Underlying
   Security        Exercise      (Month/          8)              Securities          Date (Month/Day/       Securities (Instr.
   (Instr. 3)      Price of      Day/Year)                        Acquired (A)        Year)                  3 and 4)
                   Derivative                                     or Disposed
                   Security                                       of (D) Instr.
                                                                  3, 4 and 5)


                                                  Code     V      (A)     (D)     Date         Expiration  Title    Amount
                                                                                  Exercisable    Date               or
                                                                                                                    Number
                                                                                                                    of Shares
Common Stock       0.00          1/26/00          C                    2,910,400  (1)          (1)        Class A   2,910,400
                                                                                                          Common
                                                                                                          Stock
Class A            0.00          1/26/00          C           2,910,400           (2)          (2)        Common    2,910,400
Common Stock                                                                                              Stock

Class A            0.00                                                           (2)          (2)        Common
Common Stock                                                                                              Stock

Common Stock       0.00          1/31/00          P             500,000           (1)          (1)        Class A     500,000
                                                                                                          Common
                                                                                                          Stock




8. Price of           9. Number of         10. Ownership         11. Nature
   Derivative            Derivative            Form of               Indirect
   Security              Securities            Derivative            Beneficial
   (Instr.5)             Beneficially          Security:             Ownership
                         Owned at              Direct (D) or         (Instr. 4)
                         end of Month          Indirect (I)
                         (Instr. 4)            (Instr. 4)

   (1)                                        (D)

   (2)                   53,459,024           (D)

                          1,080,912           (I)                    (3)

   USD 16.25                500,000           (D)

----------------------
Explanation of responses: (1) The shares of Common Stock are convertible, at the option of Banque Nationale de Paris, into an equivalent number of shares of Class A Common Stock in accordance with the terms described in the Amended and Restated Certificate of Incorporation of the Issuer, and in the Standstill and Governance Agreement by and between Banque Nationale de Paris and First Hawaiian, Inc., dated as of November 1, 1998.

(2) The shares of Class A Common Stock are convertible, at the option of Banque Nationale de Paris, into an equivalent number of shares of Common Stock in accordance with the terms described in the Amended and Restated Certificate of Incorporation of the Issuer, and in the Standstill and Governance Agreement by and between Banque Nationale de Paris and First Hawaiian, Inc., dated as of November 1, 1998.

(3) These shares of Class A Common Stock are held directly by French American Banking Corporation, an indirect wholly owned subsidiary of Banque Nationale de Paris.

** Intentional misstatements or omissions of fact constitute Federal Criminal
   Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Signature of Reporting Person               Signature of Reporting Person


/s/ Jacques Ardant                          /s/ Patrick Saurat
-----------------------------------         -----------------------------------
Jacques Ardant                              Patrick Saurat
Banque Nationale de Paris                   French American Banking Corporation
Directeur de Succursale Attache             Executive Vice President
Date: February 4, 2000                      Date: February 4, 2000